São Paulo, July 31, 2003 - SADIA S.A.

(BOVESPA: SDIA4; NYSE: SDA), the domestic leader in the processed food, poultry and pork segments, today announced its results for the second quarter of 2003 (2Q03). The company´s operating and financial information, except when otherwise indicated, is presented in Brazilian Reais and is based on the consolidated figures in compliance with the Brazilian Corporate Law. All comparisons in this release are with the second quarter 2002 except where specified otherwise.

"Once more, Sadia is able to report positive results in spite of the adverse macroeconomic situation", stated Walter Fontana Filho, the Company's CEO. "Gross operating revenue rose 25% and net income more than doubled when compared to second quarter, 2002. The increase in revenue can be attributed mainly to the efforts of our 33,000 employees who have managed the difficult task of reconciling the targets set for returns on Sadia's products with weak demand and the prevailing inflated prices of raw materials. Operating results have continued to grow thanks to the Company's successful financial management and the efforts taken to control selling and administrative expenses. In addition, Sadia has been able to skillfully anticipate the oscillations in the foreign exchange market while outstanding net debt has been cut and its quality improved. Structured operations with receivables has allowed the Company to reduce working capital requirements and the associated finance costs and, at the same time, extend the terms of the contracted operations. We are positive on second half prospects in the light of the success in reducing inflation, responsible for the erosion of purchasing power in the Brazilian market."

HIGHLIGHTS - R$ THOUSAND

	2Q02	2Q03	Chg.%
Gross Operating Revenue	1,043,263	1,299,630	24.6%
Domestic Market	626,635	732,845	16.9%
Export Market	416,628	566,785	36.0%
Net Operating Revenue	947,477	1,164,766	22.9%
Gross Profit	300,553	297,175	(1.1%)
Gross Margin	31.7%	25.5%	-
EBIT	77,713	77,939	0.3%
Net Income	41,266	96,901	134.8%
EBITDA	108,656	109,899	1.1%
EBITDA Margin	11.5%	9.4%	-
Exports / Net Operating Revenue	39.9%	43.6%	-
Net Debt / Net Revenue	25.0%	16.1%	-
Net Debt / EBITDA (last 12 months)	1.9	1.2	-

GROSS OPERATING REVENUE

Four factors contributed to the 24.6% expansion in Sadia's revenue in 2Q03:

•	Improvement on the product mix;
•	Stable sales volumes of value-added products in the domestic market;
•	Recovery in international prices set against a background of a weakening US dollar against the Real during the first half of the year;
•	Recovery of prices by partial pass-through of accumulated costs.

Despite the exchange rate remained stable when compared with 2Q02 (a rise of only 0.97%), the recovery in international poultry and pork prices was the factor which most contributed to the 36.0% increase in export revenue with the share of these segments as a percentage of total sales standing at 43.6% versus 39.9% in 2Q02. The increase in the market share of processed product sales to the export market to 14% during the semester, against 10% when compared to the same period last year, clearly reflects the significant improvement in product mix.

Following the increase in costs of its principal raw materials, Sadia was obliged to pass these on to the domestic market. While helping to offset some of the negative impacts of higher costs, increased prices to the consumer were still insufficient to see a complete recovery in Company margins.

Sadia launched 6 products in 2Q03, among which the most notable were the feijoada kit (a meat stew with black beans) and chocolate/condensed milk and chocolate flake mousse pies in new 1kg and 1.2kg packs.

GROSS REVENUE BREAKDOWN

GROSS OPERATING REVENUE - R$ MILLION

PHYSICAL SALES - tons

SALES VALUE - R$ thousand

GROSS OPERATING REVENUE - DOMESTIC MARKET

The low level of economic activity and the increasing inflation period in the domestic market eroded consumers' purchasing power. Thus, the Company was unable to fully pass on all cost increases to the consumer. Packaging prices for example posted an increase of about 58% between June 2002 and June 2003. Sadia's strong brand name was essential to keep volumes stable in a trading climate frankly unfavorable to price increases.

AVERAGE PRICE - R$ - DOMESTIC MARKET

OVERSEAS MARKET

Despite the challenge of protectionist measures such as the recently introduced Russian quota system, export volumes rose 3.2% in 2Q03. Sadia redirected production to new markets and successfully sought to maximize the opportunities in Japan following the raising of sanitary barriers against chicken imports from China in the market.

Export revenue rose 36.0%, without any assistance from foreign exchange rates, this time benefiting from the recovery of poultry and pork prices on the international market.

The Company continues to enjoy an increasingly close relationship with its European clients with a corresponding improvement in sales of processed products (44.3%) and thereby enhancing its share of this market.

BREAKDOWN OF SALES - EXPORT MARKET

AVERAGE PRICE - R$ - EXPORT MARKET

EXPORTS BY REGION - REVENUE

OPERATING RESULTS

Earnings before interest and taxes (EBIT) were unchanged (R$ 78 million) in relation to the same period in 2002 thanks to the success in controlling expenses. The reduction in selling expenses as a percentage of net revenue from 20.5% in 2Q02 to 17.0% in 2Q03 reflects lower domestic and international freight overheads, the effort made to rationalize marketing expenditures and more efficient tax planning. Administrative expenses were also stable.

Significantly in 2Q02, the Company booked a R$ 51 million reduction in non-recurring costs relating to the reversal of an IPI tax credit on exports, thus inflating that quarter's margins in relation to 2Q03. If due adjustment is made for this item, then gross margin would have fallen from 31.7% to 26.3% in 2Q02 against 25.5% in 2Q03.

As a result of the combination of the factors mentioned before, 2Q03 EBITDA totaled R$ 109.9 million versus R$108.6 million in 2Q02. Accumulated 2003 first half EBITDA recorded R$ 226.2 million versus R$ 191.2 million in the same period in 2002. The EBITDA margin for 2Q03 was 9.4% versus 11.5% in 2Q02.

FINANCIAL RESULT

In line with the tendencies over recent quarters, the Company pursued a strategy of protecting liabilities and assets against foreign exchange risk, extending finance terms and reducing working capital. With this, Sadia was able to record a notable achievement in its net financial result by turning a net expense of R$ 64.6 million in 2Q02 into a net financial income of R$71.4 million in 2Q03.

During the quarter, Sadia structured operations backed by export and domestic market receivables thus improving the use of operating resources and reducing the need for working capital.

Following a review of its financial strategy in relation to brazillian government foreign debt bonds, the Company decided to sell part of its portfolio to better reconcile the maturity profile of these bonds with that of the outstanding balance of its long term finance lines. The sale generated a gain of R$ 19.2 million.

RESULTS OF INVESTMENTS IN SUBSIDIARIES

The negative equity income of R$ 49.4 million reflects the translation effect of the foreign exchange rate variation on shareholders' equity in overseas subsidiaries, mitigated by the financial strategy of hedging assets and liabilities.

NET INCOME

The Company posted a net income of R$ 96.9 million (R$ 41.1 million in 2Q02). The accumulated net income for the first half of 2003 has already recorded R$ 182.3 million against R$ 69.0 million for the same period in 2002, increasing the return on equity (ROE) to 13.0% in 1H03 (5.8% in 1H02).

At the end of 2Q03, Sadia's net financial debt totaled R$ 650.0 million versus R$ 1,016.1 million on March 31, 2003, entirely financed by long-term funds.

Financial and operational foreign exchange exposure is equivalent to less than one month of export revenues. The net debt to net revenues and net debt to equity declined from 25.0% and 76.5% in 2Q02 to 16.1% and 46.5% in 2Q03, respectively.

* Annualized Net Operating Revenues

In addition to long-term financing from the IFC and the Brazilian Development Bank (BNDES), the Company funds itself from rural credit and pre-export finance operations that enjoy the lowest rates in the market. In 2Q03, Sadia developed two receivable purchase facilities - one domestically and another overseas - for a total value of R$ 308 million. During 2Q03, 42% of these resources had already been incorporated in the Company's cash position.

CAPITAL EXPENDITURES

During the first half of 2003, Sadia invested R$ 29.6 million, largely used for improvement of processes and replacement of industrial equipment.

Of this total, 28% was invested in the processed products area, and a further 47% and 5% in the poultry and pork segments, respectively. The remaining 20% was allocated to the corporate area in supporting activities.

The Company has earmarked R$ 132.5 million for capital expenditures in 2003.

CAPITAL MARKETS AND GENERAL INFORMATION

Sadia's preferred shares appreciated by 29.6% in 2Q03 versus a 15.1% increase in the São Paulo Stock Exchange Index (Ibovespa). During the period, there were 4,949 operations totaling 81.7 million preferred shares. The Company's average daily trading volume was R$ 1,723,000 in 2Q03 against R$ 1,574,000 in 2Q02.

Sadia's shares were traded at all the Bovespa's trading sessions during 1H03, representing 65.2% of the total financial volume trading activity for the Brazilian food sector.

FINANCIAL VOLUME TRADED - JAN - JUN 2003
FOOD SECTOR - BOVESPA

The Company's capital stock is represented by 683 million shares: 257 million common and 426 million preferred shares.

During 2Q03, Sadia's Level II ADRs on the New York Stock Exchange (NYSE) rallied by 49.9% against an appreciation of 12.4% for the Dow Jones Industrial Average. A total number of 200,000 ADRs were traded on the NYSE equivalent to a financial volume of US$ 2,791,900 and representing 8% of the volume of business with Sadia's preferred shares.

The statements contained in this release relating to the outlook for the Company's business, projection of operating and financial results and with respect to its growth potential, constitute mere forecasts and were based on management's expectations in relation to the future of the Company. These expectations are highly dependent on market changes, the general economic performance of Brazil, of the industry and the international markets - being therefore subject to change.

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APPENDIX I

APPENDIX II

Price (July 31, 2003): Pref SDIA4 = R$ 1.80 ADR SDA = US$ 18.20	Number of Shares: 683 million	Market Capitalization: R$1.229 million US$ 414 million
Contacts: SADIA S.A. Luiz Murat Jr. Chief Financial Officer Tel: (5511) 3649-3465 Fax: (5511) 3649-1785 grm@sadia.com.br www.sadia.com.br	Thomson Financial IR Carlos Lazar IR Consultant Tel.: (5511) 3897-6404 carlos.lazar@thomsonir.com.br
SDIA4